U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[_] Check box if no longer subject of Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

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1.   Name and Address of Reporting Person*

     Deutsche Telekom AG
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   (Last)                           (First)             (Middle)

    Friedrich - Ebert - Allee 140
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                                    (Street)

    Bonn                            Germany              53113
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   (City)                           (State)              (Zip)


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2.   Issuer Name and Ticker or Trading Symbol


     Sprint Corporation (FON)
     Sprint Corporation (PCS)
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3.   IRS or Social Security Number of Reporting Person, if an Entity (Voluntary)


     N/A
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4.   Statement for Month/Year


     12/99
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5.   If Amendment, Date of Original (Month/Year)


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6.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [_]  Director                             [x]  10% Owner
     [_]  Officer (give title below)           [_]  Other (specify below)
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7. Individual or Joint/Group Filing (Check applicable line)

     [x]  Form filed by one Reporting Person
     [_]  Form filed by more than one Reporting Person
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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
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
                                                                                                                6.
                                                                 4.                              5.             Owner-
                                                                 Securities Acquired (A) or      Amount of      ship
                                                    3.           Disposed of (D)                 Securities     Form:     7.
                                                    Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                                      2.            Code         ------------------------------- Owned at End   (D) or    Indirect
1.                                    Transaction   (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security                     Date          ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                            (mm/dd/yy)     Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
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

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
*    If the Form is filed by more than one Reporting Person, see Instruction
     4(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

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
                                                                                                                    10.
                                                                                                          9.        Owner-
                                                                                                          Number    ship
                                                                                                          of        Form
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    or                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-             4.       Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Code     of(D)         (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  8)       4 and 5)      Date     Expira-            number  ity      Month     (I)      ship
Security            Secur-   Day/     ------   ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    Code V   (A)    (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
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

FON Common                                                                     FON Common
Stock-              1 for 1  12/28/99 P*       245,549 (A)   N/A      N/A      Stock-     245,549 $45.418 87,582,197  **    I  ***
Series 3                                                                       Series 1
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PCS Common                                                                     PCS Common
Stock-              1 for 1  12/28/99 P*       202,146 (A)   N/A      N/A      Stock-     202,146 $67.467                   I  ***
Series 3                                                                       Series 1
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PCS Common                                                                     PCS Common
Stock-              1 for 1  12/28/99 P*        78,750 (A)   N/A      N/A      Stock-      78,750 $99.625 28,686,170  **    I  ***
Series 3                                                                       Series 1
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
Explanation of Responses:


* These transactions represent shares of PCS Common Stock-Series 3 and shares of FON Common Stock-Series 3 of Sprint Corporation ("Sprint") purchased by Deutsche Telekom AG ("DT") from Sprint pursuant to the equity purchase rights contained in the Amended and Restated Stockholders' Agreement, dated as of November 23, 1998, among France Telecom S.A. ("FT"), DT and Sprint.

** DT and FT may be deemed members of a group. DT holds through its subsidiary 43,118,018 shares of Class A Common Stock, 7,127,161 shares of PCS Common Stock-Series 3 and 44,464,179 shares of FON Common Stock-Series 3 of Sprint, and FT holds 43,118,018 shares of Class A Common Stock, 44,136,857 shares of FON Common Stock-Series 3 and 6,441,007 shares of PCS Common Stock-Series 3 of Sprint. DT disclaims beneficial ownership of shares held by FT for reporting purposes on this Form 4. Each share of Class A Common Stock of Sprint can be converted into one share of FON Common Stock-Series 3 (or, in certain circumstances, FON Common Stock-Series 1) and one-half share of PCS Common Stock-Series 3 (or, in certain circumstances, PCS Common Stock-Series 1) of Sprint. Each share of PCS Common Stock-Series 3 and FON Common Stock-Series 3 of Sprint can be converted in certain circumstances into one share of PCS
Common Stock-Series 1 and FON Common Stock-Series 1, respectively, of Sprint.

*** Through wholly-owned subsidiary, NAB Nordamerika Beteiligungs Holding GmbH, in accordance with Rule 16a-13.



                                 DEUTSCHE TELEKOM AG



                                 BY: /s/ Kevin Copp              1/6/00
                                    -------------------          ------
                                 Name: Kevin Copp                 Date
                                 Title: Head of International
                                        Legal Affairs

                                 **Signature of Reporting Person

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
       See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).